VOLTAIRE LTD.
9 HaMenofim St., Herzeliya, Israel

June 3, 2008

Dear Shareholder,

You are cordially invited to attend the 2008 annual meeting (the “Annual Meeting”) of the shareholders of Voltaire Ltd. (the “Company”) on June 30, 2008, at 4:00 p.m., Israel time, at the offices of the Company at 9 HaMenofim Street, Building A, Herzeliya, Israel.

The Company’s formal notice of the Annual Meeting, published on May 22, 2008, and the Proxy Statement, appear on the following pages and describe in detail the matters to be acted upon at the Annual Meeting.

Only shareholders who held ordinary shares of the Company at the close of business on May 30, 2008, are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card. You may also vote your shares over the Internet or by telephone if such manner of voting is set forth on your proxy card.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 617 418 3096 / +1 646-797-2868 info@gkir.com

VOLTAIRE ANNOUNCES
2008 ANNUAL SHAREHOLDERS MEETING ON JUNE 30, 2008
As originally published on May 22, 2008

Billerica, Mass. and Herzeliya, Israel, May 22, 2008 — Voltaire Ltd. (NASDAQ: VOLT) (the “Company”), today announced that the 2008 annual meeting of its shareholders (the “Annual Meeting”) will be held on June 30, 2008, at 4:00 p.m., Israel time, at the offices of the Company at 9 HaMenofim Street, Building A, Herzeliya, Israel. The Annual Meeting is being called for the following purposes:

(1) to elect Mr. Yoram Oron, Mr. Nechemia (Chemi) J. Peres and Mr. Eric Benhamou, as Class I directors, each to serve for a three-year term, pursuant to the Articles of Association of the Company;

(2) to approve the terms of a new compensation package with Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

(3) to approve the grant to Mr. Miron (Ronnie) Kenneth, as of the date of the Annual Meeting (the “Grant Date”), of options to purchase 100,000 ordinary shares of the Company under the Company’s 2007 Incentive Compensation Plan, at an exercise price equal to the closing price of the Company’s ordinary shares on the Grant Date;

(4) to increase the number of shares reserved for issuance under the Company’s 2007 Incentive Compensation Plan by 400,000 shares;

(5) to approve an amendment to the Company’s Non-Employee Director Compensation Plan;

(6) to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2008 and until the 2009 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation;

(7) to report on the business of the Company for the year ended December 31, 2007, including review of the Company’s 2007 financial statements; and

(8) to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each proposal.

Only shareholders who hold ordinary shares of the Company at the close of business on May 30, 2008, are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof.

Current proof of ownership of the Company’s shares, as well as photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power in the Company. If a quorum is not present within thirty minutes from the time appointed for the Annual Meeting, the Annual Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred meeting, all matters which were to be discussed during the Annual Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in the Company.

A proxy statement describing the various matters to be voted upon at the Annual Meeting will be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.voltaire.com. Signed proxy cards must be received by the Company at its offices, or by its transfer agent no later than two (2) hours before the time fixed for the Annual Meeting or be presented to the Chairperson of the Annual Meeting at such meeting in order for such proxy vote to be cast at the Annual Meeting.

In accordance with the Israeli Companies Law, 1999, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than June 9, 2008.

If you hold your shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you may also vote your shares over the Internet or by telephone in accordance with the instructions set forth on your proxy card.

About Voltaire Ltd.

Voltaire Ltd. (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbonetm. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.

BY ORDER OF THE BOARD OF DIRECTORS

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Herzeliya, Israel
May 22, 2008

9 HaMenofim St., Herzeliya, Israel

ANNUAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.01 per share, of Voltaire Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Annual Meeting of shareholders of the Company to be held on June 30, 2008, at 4:00 p.m., Israel time, at the offices of the Company at 9 HaMenofim Street, Building A, Herzeliya, Israel (the “Annual Meeting”).

Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

The Proxy

Miron (Ronnie) Kenneth and/or Joshua Siegel may be appointed as proxies by the shareholders entitled to vote at the Annual Meeting with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company at its offices at 9 HaMenofim St., Herzeliya, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two (2) hours prior to the time fixed for the Annual Meeting, or presented to the chairperson of the Annual Meeting at such meeting, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy card in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to the Company at its offices at 9 HaMenofim St., Herzeliya, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two (2) hours prior to the time of the Annual Meeting canceling the proxy or appointing a different proxy; (ii) by written notice delivered at the meeting to the Chairman of the Annual Meeting of the revocation of the proxy; or (iii) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on May 30, 2008, (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a proxy card with the proxy materials they forwarded, directing the holder of record how to vote the shares. Such directions may be provided over the Internet, by telephone or by mail, as described in the proxy card.

As of the Record Date, there were 20,874,307 ordinary shares issued, outstanding and entitled to vote at the Annual Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power of the Company. If a quorum is not present within thirty minutes from the time appointed for the Annual Meeting, the Annual Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred general meeting, all matters which were to be discussed at the Annual Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares conferring in the aggregate at least 10% of the voting power of the Company.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some or all of the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt each proposal.

On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published following the Annual Meeting on a Form 6-K.

Proxy Solicitation

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable out-of-pocket expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding ordinary shares by: (i) each person who the Company believes beneficially owns 5.0% or more of its outstanding ordinary shares, and (ii) all of the Company’s directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The information set forth in the table is based on the information contained in the Company’s annual report for the year ended December 31, 2007, filed on Form 20-F with the SEC on May 5, 2008. The Company has not independently verified information filed with the SEC by the Company’s stockholders on which the information set forth below is based in part.

		Percentage of
	Ordinary Shares	Outstanding
Name	Beneficially Owned	Ordinary Shares

BCF II Belgium Holding SPRL(1)	4,270,522	20.5%
Pitango Venture Capital Group(2)	3,291,120	15.8%
Vertex Venture Capital Group(3)	2,116,677	10.1%
All directors and executive officers as a group(4)	12,497,462	59.9%

(1)	Consists of 4,270,522 shares owned by BCF II Belgium Holding SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium.

(2)	Consists of 1,837,061 shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 shares owned by Pitango Principals Fund III (Israel) LP, 274,245 shares owned by Pitango Fund II Opportunity Annex Fund L.P., 9,192 shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 83,232 shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 48,962 shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 20,807 shares owned by Pitango Fund II, LP, 54,933 shares owned by Pitango Fund II, LLC, 3,166 shares owned by DS Polaris Ltd. and 98,963 shares owned by Pitango II Holdings LLC (collectively, the “Pitango Funds”).

(3)	Consists of 1,569,982 shares owned by Vertex Israel II (C.I.) Fund LP, 283,264 shares owned by Vertex Israel II (A) Fund LP, 43,424 shares owned by Vertex Israel II (B) Fund LP, 200,422 shares owned by Vertex Israel II Discount Fund LP and 19,585 shares owned by Vertex Israel II (C.I.) Executive Fund LP (collectively, the “Vertex Venture Capital Group”).

(4)	Includes 4,270,522 shares held by BCF, 3,291,120 shares held by the Pitango Funds and 2,116,677 shares held by the Vertex Venture Capital Group. By virtue of their positions with these entities certain directors of the Company share voting and investment power, and thus beneficial ownership, with respect to the shares held by each of these entities.

I. PROPOSAL ONE

ELECTION OF DIRECTORS

Background

The Company’s Board of Directors currently consists of nine members. Under the Company’s Articles of Association, the directors (other than the outside directors, whose appointment is required under the Companies Law, 1999) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors (other than the outside directors). At each annual general meeting of the Company’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Eric Benhamou, Yoram Oron and Nechemia (Chemi) J. Peres, hold office until 2008 Annual Meeting. Class II directors, consisting of Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman, will hold office until the Company’s annual meeting of shareholders to be held in 2009. Class III directors, consisting of Miron (Ronnie) Kenneth and P. Kevin Kilroy, will hold office until the Company’s annual meeting of shareholders to be held in 2010. Directors are elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director holds office until the annual general meeting of the Company’s shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law, 1999 or unless he or she resigns or is removed from office as described below.

The Board of Directors, following the recommendation of the Company’s Nominating and Governance Committee, has nominated for reelection the following persons of Class I to serve as directors of the Company: Mr. Eric Benhamou, Mr. Yoram Oron and Mr. Nechemia (Chemi) J. Peres, such office to expire on the third Annual General Meeting following the 2008 Annual General Meeting.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Directors Nominated For Reelection at this Annual Meeting

Eric Benhamou, age 52. Mr. Benhamou has served as a director since March 2007. Mr. Benhamou was appointed as a director by Baker Capital, Pitango Venture Capital and Vertex Venture Capital. Since 2003, Mr. Benhamou has served as Chairman of the Board and Chief Executive Officer of Benhamou Global Ventures, LLC, a venture capital fund focused on high-tech firms, which he founded in 2003. Prior to founding Benhamou Global Ventures, Mr. Benhamou served as Chief Executive Officer of Palm, Inc., a provider of mobile products and solutions, from October 2001 to October 2003. From 1997 until 2007, Mr. Benhamou served as Chairman of the Board of Palm, Inc. From 1990 until October 2000, Mr. Benhamou served as Chief Executive Officer of 3Com Communications, a provider of secure, converged voice and data networking solutions. In 1981, Mr. Benhamou co-founded Bridge Communications, Inc., a provider of internetwork routers and bridges, and was Vice-President of Engineering until its merger with 3Com Communications in 1987. Since 1994, Mr. Benhamou has served as Chairman of the Board of 3Com Corporation. Mr. Benhamou also serves as Chairman of the Board of Cypress Semiconductor Corporation, and is a member of the board of directors of RealNetworks, Inc. and SVB Financial Group. Mr. Benhamou holds a Diplôme d’Ingénieur from Ecole Nationale Supérieure d’Arts et Métiers, Paris, and an M.Sc in Engineering from Stanford University.

Yoram Oron, age 60. Mr. Oron has served as a director since March 2007. Mr. Oron was appointed by Vertex Israel II Management, Ltd. Since 1996, Mr. Oron has served as a Managing Partner at Vertex Venture Capital, a venture capital firm investing in Israeli technology companies, which he founded in 1996. From 1992 to 1996, Mr. Oron served as President and Chief Executive Officer of Aryt Industries, Ltd., a holding company with interests in the defense and communication sectors. From 1989 to 1992, Mr. Oron served as Vice-President of Geotek Communications, Inc., a provider of mobile communication services, and Chairman of Telegate Communications. Mr. Oron currently serves on the board of directors of several companies, including NovaFora, Inc., a developer of high definition video processors for consumer multimedia entertainment products, and Genoa Color Technologies, Ltd., a developer of solutions for flat panel display televisions. Mr. Oron holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, Israel and an M.B.A from Tel-Aviv University, Israel.

Nechemia (Chemi) J. Peres, age 49. Mr. Peres has served as a director since March 2001. Mr. Peres was appointed by Pitango Venture Capital (formerly Polaris Venture Capital). Since 1992, Mr. Peres has served as Managing Director of Mofet Israel Technology Fund Limited, an Israeli venture capital fund publicly traded on the Tel Aviv Stock Exchange, which he founded in 1992. Prior to Mofet, from 1998 to 1992, Mr. Peres was Vice President of Marketing and Business Development at Decision Systems Israel, a real-time software developer traded on the Tel Aviv Stock Exchange. From 1986 to 1998, Mr. Peres served as Senior Consultant to Israel Aircraft Industries, Ltd. a manufacturer of aerospace and large electronic systems. Since 1996, Mr. Peres has served as General Partner of Pitango Venture Capital, a venture capital firm formerly known as Polaris Venture Capital, which he co-founded in 1996. Mr. Peres also opened the Pitango Venture Capital office in Silicon Valley in 1998. Mr. Peres currently serves on the boards of numerous Pitango portfolio companies including Mercado Software, Inc., a provider of ecommerce search, navigation and merchandising solutions and Olive Software, Inc., a provider of extensible markup language, or XML, automation software. Since 2003, Mr. Peres has been a member of the Executive Board of the Israel Venture Association, an organization representing the Israeli venture capital community, which he co-founded in 1996. Since 2002, Mr. Peres has served on the Board of the University Authority for the Applied Research and Industrial Development Ltd., the technology transfer company of Tel Aviv University, and, since 2003, Mr. Peres has served as Chairman of the Advisory Board of the Tel Aviv University Faculty of Management. Mr. Peres also has served on the Board of Governors of the Weizmann Institute of Science, an international center for scientific research and graduate study, since 2004. Mr. Peres holds a B.Sc. in Industrial Engineering and Management and an M.B.A. from Tel Aviv University, Israel.

Proposed Resolutions

You are being asked to elect each of the directors nominees, such office to expire on the third Annual General Meeting following the 2008 Annual General Meeting, pursuant to the Articles of Association of the Company. The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolutions be adopted:

“1A. RESOLVED, to elect Mr. Eric Benhamou, as a Class I director, to serve for a three-year term, pursuant to the Articles of Association of the Company.

1B. RESOLVED, to elect Mr. Yoram Oron, as a Class I director, to serve for a three-year term, pursuant to the Articles of Association of the Company.

1C. RESOLVED, to elect Mr. Nechemia (Chemi) J. Peres, as a Class I director, to serve for a three-year term, pursuant to the Articles of Association of the Company.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

II. PROPOSAL TWO

APPROVAL OF NEW COMPENSATION PACKAGE WITH MR. MIRON (RONNIE) KENNETH, THE COMPANY’S CEO AND CHAIRMAN OF THE BOARD

Background

Under the Israeli Companies Law, 1999, arrangements regarding the compensation of a director of a public company require the prior approval of the Company’s Audit and Finance Committee, Board of Directors and shareholders, in that order. As a result of Mr. Kenneth’s position as both CEO and a director of the Company, the proposed amendment to Mr. Kenneth’s employment agreement described below has previously been approved by the Compensation Committee, Audit and Finance Committee, and Board of Directors, and now requires approval by the Company’s shareholders.

The Company’s current employment agreement with Mr. Kenneth was signed on January 3, 2002 (the “2002 Employment Agreement”). The Board of Directors is not proposing any change to Mr. Kenneth’s current annual salary. The Board of Directors is proposing changes to the 2002 Employment Agreement in order to align the overall terms of Mr. Kenneth’s compensation more closely with that of other comparable public companies. In order to determine what changes were appropriate, among other things, the Compensation Committee of the Board of Directors reviewed the terms of employment of CEO’s at a number of Israeli and U.S. public companies that they considered comparable to the Company.

The following is a summary of the material changes proposed to the 2002 Employment Agreement (the “Recommended Compensation Plan”):

•	Mr. Kenneth will be eligible to receive an annual performance bonus. The amount of the annual bonus will not exceed $125,000 and will be determined within a reasonable period following the start of the fiscal year, such that 70% of such bonus will be dependent on achievement of specified corporate and/or personal performance goals. The 2002 Employment Agreement does not currently require the Company to pay a bonus, although, as a matter of practice, the Board of Directors has paid a bonus to Mr. Kenneth in accordance with industry practice.

•	The 2002 Employment Agreement provides that, upon a “change of control” of the Company, 50% of Mr. Kenneth’s unvested options will vest immediately and the remaining unvested options will vest monthly over the shorter of: (i) the subsequent 12 months, or (ii) the remaining vesting period, and that if Mr. Kenneth’s employment is terminated by the Company after a change of control during the remaining vesting period without “justifiable cause” or by Mr. Kenneth for “good reason”, all options vest immediately. The proposed amendments provide that, if Mr. Kenneth’s employment is terminated by the Company after a change of control during the remaining vesting period without “justifiable cause” or by Mr. Kenneth for “good reason,” his remaining options shall vest immediately and shall remain exercisable for a period of 24 months following termination. The 2002 Employment Agreement does not provide for a 24-month exercise period following termination.

•	The 2002 Employment Agreement provides that if Mr. Kenneth’s employment is terminated by the Company without “justifiable cause” or by Mr. Kenneth for “good reason”, 50% of Mr. Kenneth’s unvested options vest immediately. Under the proposed amendments, Mr. Kenneth will also be eligible to receive the continuation of salary and benefits for six months and a pro rated annual bonus under these circumstances.

•	The 2002 Employment Agreement does not provide for any severance upon death or disability. Under the proposed amendments, if Mr. Kenneth’s employment is terminated due to death or disability, 50% of his unvested options will vest immediately in case of disability and 100% of his unvested options will vest in case of death. In addition, under the proposed amendments, Mr. Kenneth will also be eligible to receive the continuation of salary and benefits for six months and a pro rated annual bonus.

•	The Company will gross up Mr. Kenneth’s salary to cover applicable taxes in connection with the use of a car or reimbursement of costs associated with use of such car.

•	Under the proposed amendments, Mr. Kenneth will be required to give six months prior notice of termination (extended from 90 days in 2002 Employment Agreement). The Company will continue to be required to give 90 days prior notice.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“2. RESOLVED, that the Recommended Compensation Plan for the Company’s CEO, as approved by the Company’s Audit and Finance Committee and Board of Directors and presented to the shareholders in this Proxy Statement, is hereby approved.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

III. PROPOSAL THREE

APPROVAL OF GRANT OF OPTIONS TO MR. MIRON (RONNIE) KENNETH,
THE COMPANY’S CEO AND CHAIRMAN OF THE BOARD

Background

Under the Israeli Companies Law, 1999, arrangements regarding the compensation of a director in a public company require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company’s Compensation Committee, Audit and Finance Committee, and Board of Directors, and now requires approval by the Company’s shareholders.

In the 2007 fiscal year, the Company’s financial performance exceeded both internal expectations and consensus projections of analysts. The Company managed to achieve these results at the same time as it completed an initial public offering and listing on the NASDAQ Global Market.

In view of the Company’s strong financial performance and other achievements in the 2007 fiscal year, the Company’s Compensation Committee recommended to the Audit and Finance Committee and the Board of Directors, to approve the grant to Mr. Kenneth, as of the date of this Annual Meeting (the “Grant Date”), of options to purchase 100,000 ordinary shares of the Company under the Company’s 2007 Incentive Compensation Plan, at an exercise price equal to the closing price of the Company’s ordinary shares on the Grant Date. Such options shall vest in accordance with the Company’s standard 4-year vesting schedule; however, the vesting of the options shall be accelerated in accordance with the vesting acceleration terms set forth in that certain employment agreement of January 3, 2002, between the Company and Mr. Kenneth, as amended in accordance with Proposal II.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolutions be adopted:

“3. RESOLVED, that the Recommended Grant to the Company’s CEO of options to purchase 100,000 ordinary shares of the Company, as approved by the Company’s Audit and Finance Committee and Board of Directors and presented to the shareholders in this Proxy Statement, is hereby approved.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

IV. PROPOSAL FOUR

APPROVAL OF INCREASE OF SHARES RESERVED FOR ISSUANCE UNDER
THE COMPANY’S 2007 COMPENSATION PLAN

Background

The Company grants options and may grant other equity incentive awards under its 2007 Incentive Compensation Plan (the “2007 Plan”). Consistent with the practice of other company, the 2007 Plan is intended to further the Company’s success by increasing the ownership interest of certain of its employees, directors and consultants and by enhancing its ability to attract and retain employees, directors and consultants.

The number of ordinary shares that are reserved for grant under the 2007 Plan increases on the first day of each fiscal year during the term of the 2007 plan, in each case in an amount equal to the lesser of (i) 1,500,000 shares, (ii) 4.0% of the Company’s outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our Board of Directors. Accordingly, on January 1, 2008, the number of reserved shares was increased by 821,834, representing 4.0% of the Company’s outstanding ordinary shares on December 31, 2007.

As of the Record Date, the Company had 478,606 ordinary shares that remained available for issuance under its 2007 Plan. On May 1, 2008, the Company’s Board resolved to recommend to the Company’s shareholders to effect an increase of 400,000 to the number of shares reserved for issuance under the 2007 Plan bringing the total number of shares reserved for issuance under the Plan to 5,122,123.

The Company believes that the 4.0% annual increase provided under the 2007 Plan will generally be sufficient to meet its annual grant requirements. However, the Company has almost no shares reserved for issuance beyond the 4.0% annual increase. As a result, the Board of Directors considers the increase in shares necessary to meet the Company’s current needs and ensure that there is a cushion available in the event that the amount granted in a particular year exceeds the annual increase. The Board of Directors further believes that the 2007 Plan is an integral part of the Company’s benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through the acquisition of the Company’s ordinary shares. In addition, the 2007 Plan plays an important part in employee retention, which is essential for the Company to remain competitive.

For additional information regarding the 2007 Plan, please see Section D of Item 6 “Directors, Senior Management and Employees” of Part I of the Company’s annual report on Form 20-F as filed with the Securities Exchange Commission on May 5, 2008.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“4. RESOLVED, to increase the number of shares reserved for issuance under the Company’s 2007 Incentive Compensation Plan by 400,000 shares.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

V. PROPOSAL FIVE

APPROVAL OF AMENDMENT TO THE COMPANY’S NON-EMPLOYEE DIRECTOR
COMPENSATION PLAN

Background

Grants to members of the Board of Directors of options to purchase the Company’s ordinary shares are governed by the Company’s Non-Employee Director Compensation Plan. Under such plan, each future non-employee director receives upon his or her first election, and each existing non-employee director who does not currently hold options to purchase the Company’s ordinary shares receives upon his or her first election, a grant of options to purchase 50,000 of the Company’s ordinary shares, subject to a four year vesting period. Such grant is be made automatically upon a director’s appointment or election (whether appointed by the Board in order to fill in a vacancy or elected by the shareholders) and does not require any additional resolutions of the Board or the shareholders. Additionally, under this plan vesting begins on the date of grant.

Any grants to Non-Employee Directors are also governed by the Company’s Equity Grant Policy, which provides guidelines for routine option grants to directors, consultants, employees and grants to newly hired employees and consultants. Grants to directors, employees and consultants are generally effective on the first Tuesday of the month (or the next trading day if that day is not a trading day) that immediately follows (i) the month in which approval of the grant occurred, or (ii) in the case of new directors, employees and consultants, the month of the start of service if later.

There is inconsistency between the terms of the Non-Employee Director Compensation Plan and the terms of Equity Grant Policy, where the former provides that the grant date and vesting date are effective on the election date, while the latter provide that the grant date is effective on the first Tuesday of the month that follows the approval date or start of service, and the vesting date is effective on the start of service.

To amend such inconsistency, and to allow more flexibility for the Board of Directors, the Compensation Committee, the Audit and Finance Committee and the Board of Directors recommend that the following wording will be added by the end of Section III (Equity Compensation), first subsection (Initial Grant):

“For the sake of clarity, the date of grant of the initial grant of options shall be the date on which the elected person commences service as a director as a result of such election, unless a later date is decided on by the Board of Directors. The vesting of the initial grant will begin on the date on which the elected person commences service as a director as a result of such election, unless a later date is decided on by the Board of Directors.”

For additional information regarding the Non-Employee Director Compensation Plan, please see Section B of Item 6 “Directors, Senior Management and Employees” of Part I of the Company’s annual report on Form 20-F as filed with the Securities Exchange Commission on May 5, 2008.

For additional information regarding the Equity Grant Policy, please see Section E of Item 6 “Directors, Senior Management and Employees” of Part I of the Company’s annual report on Form 20-F as filed with the Securities Exchange Commission on May 5, 2008.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“5. RESOLVED, to approve the aforesaid amendment to the Company’s Non-Employee Director Compensation Plan.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

VI. PROPOSAL SIX

APPOINTMENT OF KESSELMAN & KESSELMAN,
A MEMBER OF PWC INTERNATIONAL, AS THE COMPANY’S
INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING AND
AUTHORIZATON TO DETERMINE COMPENSATION

Background

The Company is submitting for approval the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2008, and to serve as its independent auditors until the next annual general meeting, and the authorization of the Company’s Board of Directors to determine their remuneration.

The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to Kesselman & Kesselman in each of the previous two fiscal years:

	Year Ended December 31,
	2006	2007
	(Unaudited)

Audit fees(1)	$14	$492
Audit-related fees	—	—
Tax fees(2)	34	35
All other fees	—	—

Total	$48	$527

(1)	“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with the Company’s registration statement on Form F-1 for its initial public offering, annual report on Form 20-F and for consultation concerning financial accounting and reporting standards.

(2)	“Tax fees” include fees for professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice.

The Company’s Audit and Finance Committee pre-approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above. Representatives of Kesselman & Kesselman will not be present at the Annual Meeting.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“6. RESOLVED, to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2008 and until the 2009 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit and Finance Committee, to determine their annual compensation.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

REPORT OF THE BOARD OF DIRECTORS

At the Company’s Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2007.

AUDIT AND FINANCE COMMITTEE REPORT

The Board of Directors has adopted an Audit and Finance Committee charter setting forth the responsibilities of the Audit and Finance Committee consistent with the rules of the SEC and The Nasdaq Global Market, and the requirements of the Israeli Companies Law, which include:

•	retaining and terminating the Company’s independent auditors, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent auditors; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

The Audit and Finance Committee consists of the Company’s directors, Eric Benhamou (Chairman), Thomas J. Gill, Yaffa Krindel and Rafi Maor. The financial expert on the Audit and Finance Committee pursuant to the definition of the SEC is Eric Benhamou. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Benhamou’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Benhamou any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit and Finance Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit and Finance Committee or the Board of Directors.

The primary focus of the Audit and Finance Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit and Finance Committee are

not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit and Finance Committee certify that the independent auditor is “independent” under applicable rules.

In this context, the Audit and Finance Committee has met and held discussions with management, the Company’s internal auditor and the independent auditors. Management represented to the Audit and Finance Committee that the audited financial statements of the Company included in the Company’s Annual Report to Shareholders for the year ended December 31, 2007, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit and Finance Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditors. The Audit and Finance Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit and Finance Committee’s discussions with the internal and independent auditors were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

In addition, the Audit and Finance Committee has discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related and non-audit services provided by the independent auditors, and evaluated the types of non-audit services performed, including whether or not those services were compatible with the independent auditor’s independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on May 5, 2008. The Audit and Finance Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditors, subject to shareholder approval.

Submitted by the Audit and Finance Committee of the Company’s Board of Directors:

Eric Benhamou, Chairman
Thomas J. Gill
Rafi Maor
Yaffa Krindel

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2008 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law, 1999, in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law, 1999, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

With respect to the Company’s Annual Meeting of shareholders to be held in 2009, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s proxy statement by December 31, 2008, the Company will not include such proposal in the agenda for the 2009 annual meeting of shareholders.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report for the year ended December 31, 2007, filed on Form 20-F with the SEC on May 5, 2008, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of Voltaire’s website at www.voltaire.com. In addition, the Company filed a number of press releases on Form 6-K, including a Form 6-K dated May 13, 2007 regarding its business and financial results for the first quarter ending March 31, 2007. Shareholders may obtain a copy of these documents without charge at www.voltaire.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Herzeliya, Israel
June 3, 2008